# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Zumiez Inc., CIK 0001318008
CUSIP: 989817101
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 4001 204th Street SW, Lynnwood, Washington (WA), 98036
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001323608

## Reporting persons
- Richard M. Brooks: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 2,647,954; shared voting power 0; sole dispositive power 2,647,954; shared dispositive power 0; aggregate amount beneficially owned 2,647,954 (13.81% of the class)
  Comment: *Percentage of class based on 19,172,788 shares of the Issuer's Common Stock outstanding as of November 30, 2024 as reported on the Issuer's Quarterly Report filed on December 5, 2024.

## Item 1. Issuer
Name of issuer: Zumiez Inc.
Address of issuer's principal executive offices: 4001 204th Street SW, Lynnwood, Washington 98036

## Item 2. Person Filing
Name of person filing: Richard M. Brooks
Address of principal business office or, if none, residence: 4001 204th Street SW, Lynnwood, Washington 98036
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,647,954
Percent of class: 13.81
Sole power to vote or to direct the vote: 2,647,954
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,647,954
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Richard M. Brooks: /s/ Richard M. Brooks, Richard M. Brooks (01/10/2025)